Mail Stop 3561

December 18, 2008

Madam Sun Keqing
Chief Executive Officer
Basset Enterprises, Inc.
3102-3105 Time Square Plaza, Yitian Road, Futian District
Shenzhen, China

> **Re: Basset Enterprises, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 13, 2008**
> **File No. 000-51355**

Dear Madam Sun Keqing:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Audited Financial Statements for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 11

1. Please advise your independent accountant to revise the first and third paragraphs of their report to refer to each period for which audited statements of operations, cash flows, and stockholders' equity have been included in your filing (i.e. for the fiscal years ended December 31, 2007 and 2006). Refer to AU 508.

<u>Item 8A – Controls and Procedures, page 22</u>

2. It does not appear that management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year, you are required to report on management's assessment of internal control over financial reporting as of December 31, 2007 in accordance with Item 308T of Regulation S-B. Please revise. Please note that you must file on Form 10-K/A rather than Form 10-KSB/A and comply with all the related disclosure requirements (see SEC Release 33-8876 which became effective on February 4, 2008).

3. Considering the preceding comment, please tell us how the exclusion of this required disclosure impacted your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007. If you continue to believe that disclosure controls and procedures were effective, please provide us with an explanation of the factors considered in reaching this conclusion. Alternatively, disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2007 along with any remediation plans that have been or will be enacted.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services